UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 11, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel 39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by reference are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2011 Annual General Meeting of Shareholders.
2.	Proxy card for use in connection with the Registrant’s 2011 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

D. MEDICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of D. Medical Industries Ltd. (the “Company”) will be held on Thursday, August 4, 2011 at 4:00 p.m. Israel time (9:00 a.m. Eastern time), at the Company’s offices, located at 3 HaSadna St., Tirat-Carmel, Israel.

The agenda of the Meeting shall be as follows:

                1.     Approval and ratification of the re-appointment of Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, as the independent auditors of the Company for the period ending at the close of the next annual general meeting and authorization of the board of directors to determine the independent auditor's compensation.

2.     Approval of the Standby Equity Purchase Agreement, dated April 16, 2011, between YA Global Investments, L.P., a limited partnership organized and existing under the laws of the Cayman Islands, and the Company.

3.     Approval of the re-election of each of Messrs. Avraham Eylon and Barry H. Ginsburg as “Class B” directors, to hold office until the close of the annual general meeting to be held in 2014, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein.

4.     Approval of the Amended and Restated Articles of Association of the Company in the form attached hereto as Appendix A, effective upon shareholder approval.

5.     Subject to the approval of Item 4 above, approval of the amended indemnification letter agreement between the Company and its officers and directors, in the form attached hereto as Appendix B.

    6.     Approval of amendments to the terms of outstanding warrants of the Company.

    7.     Approval of an office-cost allocation arrangement by and among the Company, Biomedix Incubator Ltd., ATI Ashkelon Technological Ltd. and Bio-Cell Ltd.

    In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2010.

The approval of each of Items 1, 2 and 3 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of each of Items 4 through 7 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided, that such a majority includes (i) at least a majority of the total votes of shareholders present at the Meeting in person or by proxy, who have no personal interest in the approval of the entry into the Agreement (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Only shareholders of record at the close of business on July 5, 2011 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 4:00 p.m. (Israel time) on August 2, 2011). Voting will be done by completing the second part of the proxy card. The form of proxy card is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Amir Loberman, at 3 HaSadna St., Tirat-Carmel, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than July 15, 2011.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder, whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by at least one shareholder who is present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who holds or represents Shares conferring in the aggregate at least twenty five percent (25%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, August 11, 2011, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices at 3 HaSadna St., Tirat-Carmel, Israel during normal business hours and by prior coordination with Mr. Amir Loberman (tel: +972-4-8500297).

By Order of the Board of Directors,

Meni Mor, Chairman of the Board of Directors of the Company Dated: July 11, 2011

D. MEDICAL INDUSTRIES LTD.

3 HaSadna St., Tirat-Carmel
Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 4, 2011

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.32 per share (the “Shares”), of D. Medical Industries Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at 3 HaSadna St., Tirat-Carmel, Israel on Thursday, August 4, 2011 at 4:00 p.m. Israel time (9:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “D. Medical” the “Company,” “we” or “our” refer to D. Medical Industries Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.     Approval and ratification of the re-appointment of Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, as the independent auditor of the Company for the period ending at the close of the next annual general meeting and authorization of the board of directors to determine the independent auditor's compensation.

2.     Approval of the Standby Equity Purchase Agreement, dated April 16, 2011, between YA Global Investments, L.P., a limited partnership organized and existing under the laws of the Cayman Islands, and the Company.

3.     Approval of the re-election of each of Messrs. Avraham Eylon and Barry H. Ginsburg as “Class B” directors, to hold office until the close of the annual general meeting to be held in 2014, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein.

4.     Approval of the Amended and Restated Articles of Association of the Company in the form attached hereto as Appendix A, effective upon shareholder approval.

5.     Subject to the approval of Item 4 above, approval of the amended indemnification letter agreement between the Company and its officers and directors, in the form attached hereto as Appendix B.

    6.     Approval of amendments to the terms of outstanding warrants of the Company.

    7.     Approval of an office-cost allocation arrangement by and among the Company, Biomedix Incubator Ltd., ATI Ashkelon Technological Ltd. and Bio-Cell Ltd.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on July 5, 2011 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of July 5, 2011, the Company had 7,821,506 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Mr. Amir Loberman, at 3 HaSadna St., Tirat-Carmel, Israel, no later than 48 hours prior to the Meeting, that is on or before August 2, 2011 at 4:00 p.m., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Amir Loberman; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”, other than Items 4 through 7.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Amir Loberman, at 3 HaSadna St., Tirat-Carmel, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements should be submitted to the Company no later than July 15, 2011.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about July 11, 2011. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of at least one shareholder who is present in person or by proxy (or who have delivered to the Company a proxy card indicating their manner of voting) and who holds or represents Shares conferring in the aggregate at least twenty five percent (25%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting shall be adjourned to Thursday, August 11, 2011, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items 1, 2 and 3 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter. The approval of each of Items 4 through 7 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided, that such a majority includes (i) at least a majority of the total votes of shareholders present at the Meeting in person or by proxy, who have no personal interest in the approval of the entry into the Agreement (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM 1: APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN LLP., A MEMBER OF PRICEWATERHOUSECOOPERS, AS THE INDEPENDENT AUDITOR OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THE INDEPENDENT AUDITOR'S COMPENSATION.

Under the Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditor. Under the Articles of Association of the Company, the shareholders of the Company can authorize the Board to determine the compensation of the independent auditor. In addition, the approval by the Company’s Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

Following the recommendation by the Company’s Audit Committee and the Board, it is proposed that Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, be re-appointed as the independent auditor of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2010 and have no relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 as filed with the Commission (the “Annual Report”).

Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, as the independent auditors of the Company for the period ending at the close of the next annual general meeting and to authorize the board of directors to determine the independent auditor's compensation.”

ITEM 2: APPROVAL OF THE STANDBY EQUITY PURCHASE AGREEMENT, DATED APRIL16, 2011, BETWEEN YA GLOBAL INVESTMENTS, L.P., A LIMITED PARTNERSHIP ORGANIZED AND EXISTING UNDER THE LAWS OF THE CAYMAN ISLANDS, AND THE COMPANY.

On April 16, 2011, the Company entered into a Standby Equity Purchase Agreement, or SEDA, with YA Global Investment L.P. ("YA") pursuant to which the Company has the option, at its sole discretion, to issue and sell up to US$ 10 million of Shares to YA over the course of 24 months (extendable for another US$ 10 million over a period of additional 24 months). The SEDA was filed as an exhibit to the Annual Report.

Under the SEDA, the Company would be able to sell, and YA would be obligated to buy, up to US$500,000 of Shares in any ten-day period. The Shares sold under the SEDA would be purchased at a 3% discount to the lowest market price during the ten-day period, subject to Tel-Aviv Stock Exchange Ltd. ("TASE") limitations with respect to a minimum price. Assuming a sale of US$500,000 Shares under the SEDA on June 15, 2011, the Company would have had to issue 165,744 Shares, representing 2.12% of the outstanding share capital on that day.

The SEDA does not prevent the Company from exploring and entering into other potential financing agreements. The SEDA is subject to the effectiveness of a shelf prospectus in Israel and the rules and regulations of the Israeli Securities Authority and TASE. Under the SEDA, the Company undertook to pay YA a commitment fee of 2%.

Although the entry into and the effectiveness of the SEDA is not subject to a shareholders' approval, future issuances under the SEDA may require a shareholder approval, to the extent such issuances are deemed "significant private placements" under Section 270(5) of the Companies Law, which regulates issuances of equity securities representing 20% or more of voting rights prior to the issuance. Accordingly, at the Meeting shareholders will be asked to approve the SEDA.

In the event the SEDA will not be approved by the Company's shareholders, the Company will be allowed to initiate issuances of Shares under the SEDA to the extent and as long as such issuances do not trigger a shareholder approval requirement under Section 270(5) of the Companies Law.

“RESOLVED, to approve the Standby Equity Purchase Agreement, dated April 16, 2011 between YA Global Investments, L.P., a limited partnership organized and existing under the laws of the Cayman Islands, and the Company.

ITEM 3: APPROVAL OF THE RE-ELECTION OF EACH OF MESSRS. AVRAHAM EYLON AND BARRY H. GINSBURG AS “CLASS B” DIRECTORS, TO HOLD OFFICE UNTIL THE CLOSE OF THE ANNUAL GENERAL MEETING TO BE HELD IN 2014, AS SET FORTH IN THE COMPANY’S ARTICLES OF ASSOCIATION AND UNTIL THEIR RESPECTIVE SUCCESSORS ARE DULY ELECTED AND QUALIFIED, UNLESS ANY OFFICE IS VACATED EARLIER PURSUANT TO THE RELEVANT PROVISIONS THEREIN.

At the Meeting shareholders will be asked to approve of the re-election of each of Messrs. Avraham Eylon and Barry H. Ginsburg as “Class B” directors, to hold office until the close of the annual general meeting to be held in 2014, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein.

Herein below are details on those directors currently serving on the Board, and standing for reelection:

Mr. Avraham Eylon (50) has been a member of our board of directors since May 2008. He is the founder, the chief executive officer and a director of Papaya Fashion Ltd., one of the leading developers and marketers of children’s shoes in Israel. Mr. Eylon also serves as a director of D.N.A Biomedical Solutions Ltd., a publicly held company listed on the TASE. Mr. Eylon has led Papaya Fashion Ltd. since he founded it in 1999. He manages approximately 60 employees and his company markets its shoes in Israel, the United States, Australia and Russia.

   Mr. Barry H. Ginsberg (66) MD, PhD, has been a member of our board of directors since August 2010. He is the chief executive officer of Diabetes Technology Consultants. Until 2007, he was vice president for WorldWide Medical Affairs for the Diabetes Division of BD Medical Systems, or BD, which is among the world’s leading suppliers of medical devices and a leading innovator in injection- and infusion-based drug delivery, where he led the medical aspects of the diabetes program for 17 years. Dr. Ginsberg has served on the board of directors of the ADA from 1977 to 1990 and as president of the board of directors of the ADA (Iowa Affiliate) from 1985 to 1987. Dr. Ginsberg is an internationally-recognized expert in diabetes, blood glucose monitoring and implantable sensors. He is the recipient of a Lifetime Achievement Award from BD. He is on the board of directors of Biodel Inc., a company working to produce an ultra-rapid insulin, is consulting medical director for Agamatrix, which is engaged in the field of diabetes care, and for Facet Technologies Inc., a business information solutions company, and is a senior consultant to the Artificial Pancreas Project of the Juvenile Diabetes Research Foundation International. Dr. Ginsberg was on the senior advisory group of the China Diabetes Education Program, a program of Project Hope and the Chinese Ministry of Health to improve diabetes education in China. Dr. Ginsberg joined BD from the University of Iowa, where he was a professor of internal medicine and biochemistry. He was the Principle Investigator of the DCCT and for part of the time led the ancillary research committee of the DCCT. He has published over 100 articles in peer-reviewed journals and has received many research grants. Dr. Ginsberg also has expertise in computers and on the data reduction, analysis and usage of glucose monitoring data. He has an undergraduate degree with highest honors in chemistry from Harpur College, SUNY Binghamton and an MD and PhD in Molecular Biology from Albert Einstein College of Medicine. His medical training in internal medicine was obtained at Beth Israel Hospital (Boston), a Harvard primary teaching hospital, and his training in Endocrinology and Diabetes was conducted at the Diabetes Branch of the NIH.

Each of the director nominees has certified to the Company that he complies with all requirements under the Israeli Companies Law for serving as a director.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve of the re-election of each of Messrs. Avraham Eylon and Barry H. Ginsburg as “Class B” directors, to hold office until the close of the annual general meeting to be held in 2014, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein

ITEM 4: APPROVAL OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY IN THE FORM ATTACHED HERETO AS APPENDIX A, EFFECTIVE UPON SHAREHOLDER APPROVAL.

    At the Meeting, shareholders will be asked to adopt the Amended and Restated Articles of Association effective upon shareholder approval. The Amended and Restated Articles of Association, a copy of which is attached to this Proxy Statement as Appendix A, amends our Articles of Association, among others, to:

•	Simplify and clarify procedural requirements, including with respect to meetings of the Board of Directors and shareholders;

•	Align certain inconsistencies between our Articles of Association and the Companies Laws, the outcome of recent amendments to the Companies Law;

•
In light of recent amendments to the Companies Law and the Israeli Securities Law of 1968 (the "Securities Law"), include a provision authorizing the Company to indemnify against monetary liability imposed in favor of injured parties in administrative procedures under the Securities Law and expenses related to such procedures, including reasonable litigation expenses and attorneys' fees; and

•	Simplify the structure of the articles of association by deleting provisions that restate provisions of the Companies Law and therefore are not required.

 At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, that the Amended and Restated Articles of Association of the Company attached to the Proxy Statement as Appendix A, are hereby approved and adopted."

ITEM 5: SUBJECT TO APPROVAL OF ITEM 4, APPROVAL OF AMENDED INDEMNIFICATION LETTER AGREEMENT BETWEEN THE COMPANY AND ITS OFFICERS AND DIRECTORS.

At the Meeting, shareholders will be asked to approve the form of indemnification letter agreement which will be entered between the Company and its present and future directors and officers, in the form attached hereto as Appendix B. This form of indemnification agreement replaces a current form of indemnification agreement that was adopted by the Company’s shareholders in February 2010. In light of recent amendments to the Companies Law and the Securities Law, it is proposed to adopt a new form of indemnification agreement that, among others, addresses these amendments and provides indemnification as well against monetary liability imposed in favor of injured parties in an administrative procedures under the Securities Law and expenses related to such procedures, including reasonable litigation expenses and attorneys’ fees.

Pursuant to the terms of the indemnification letter agreement, the aggregate indemnification amount that the Company is obligating to pay to cover financial liability imposed on directors or officers in favor of third parties shall not exceed 25% (twenty-five percent) of the Company’s shareholders equity, according to the most recent Company's financial statements approved prior to the date of the indemnification payment or $10 million (ten million dollars), the higher of the two.

The Company’s Audit Committee and the Board approved the proposed form of indemnification letter agreement, and, pending approval by the shareholders, the Company intends to enter into indemnification agreements with its directors and officers.

The Board believes that entering into indemnification agreements serves the best interests of the Company and its shareholders by strengthening its ability to attract and retain the services of knowledgeable and experienced persons as directors and officers who, through their efforts and expertise, can make a significant contribution to the Company’s success. The indemnification agreements are intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain.

The Company may, by action of its Board, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers.

Until the entry into the new indemnification agreements in the form attached, following the approval by the Company’s shareholders, directors’ and officers’ indemnification rights shall continue to be governed by the current executed indemnification letter agreements, previously approved by the shareholders in February 2010.

The Securities and Exchange Commission has expressed its opinion that indemnification of directors, officers and controlling persons of the Company against liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of the action, suit or proceeding) is asserted by the director or officer in connection with securities which may have been registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, subject to the approval of Item 4 above, that the form of indemnification agreement with regard to all current directors and officers, and all future directors and officers, is hereby approved.”

ITEM 6:  APPROVAL OF AMENDMENTS TO THE TERMS OF OUTSTANDING WARRANTS OF THE COMPANY.

At the Meeting, shareholders will be asked to approve amendment to the terms of warrants to purchase 158,159 Shares, issued by the Company in 2009 (the "Warrants"). The term of the Warrants expires on October 28, 2011. It is proposed to extend the term of the Warrants by one year until October 28, 2012.

In addition, it is proposed to clarify that that the Warrants have been transferable according to their terms from the day of their issuance.

Based on the Company’s records, Warrants to purchase 45,468 Shares are held by Meni Mor, Eyal Sheratzky and Zeev Bronfeld, the controlling shareholders of the Company. Accordingly, any amendment to the terms of these Warrants requires a shareholder approval.

The proposed amendments were reviewed and approved by the Audit Committee of the Board and the Board.

"RESOLVED, to approve the extension of the term of the Warrants until October 28, 2012 and the clarification that the Warrants have been transferable according to their terms from their issuance.

ITEM 7:  APPROVAL OF AN OFFICE-COST ALLOCATION ARRANGEMENT BY AND AMONG THE COMPANY, BIOMEDIX INCUBATOR LTD., ATI ASHKELON TECHNOLOGICAL INDUSTRIES LTD. AND BIO-CELL LTD.

At the Meeting, shareholders will be asked to approve an office-cost allocation arrangement between the Company, Biomedix Incubator Ltd. (“Biomedix”), a public company in which Zeev Bronfeld and Meni Mor, the chairman of our Board, are part of the controlling shareholders group, Bio-Cell Ltd. (“Bio-Cell”), a public company under the control of Zeev Bronfeld, one of our directors and controlling shareholders, and ATI Ashkelon Technological Industries Ltd. (“ATI”), a granddaughter company of Biomedix (the “Arrangement”).

    The proposed Arrangement entered into full force and effect in January 1, 2011 for a period of 3 years.

    Under the terms of the Arrangement, the Company, Biomedix, Bio-Cell and ATI agree to equally share among them the expenses in connection with the offices in which the businesses of such companies will be conducted, including rent and maintenance expenses and any other costs which are required for the duly management of the Company, Bio-Cell, Biomedix and ATI. Moreover, if a specific expense only relates to a certain company, such company will solely bear such expense. The costs of mutual employees will be based on the actual hours dedicated by such employees to each respective company.

In addition, the shareholders will be asked to approve that the costs of IT support, expenses related to the salary of the mutual employees, phone and cable costs shall be equally shared among the Company, Biomedix and Bio-Cell only.

RESOLVED, to approve an office-cost allocation arrangement among the Company, Biomedix, ATI and Bio-Cell.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Meni Mor Chairman of the Board of Directors of the Company Dated: July 11, 2011

  Appendix A

D. MEDICAL INDUSTRIES LTD.

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Adopted ____, 2011

TABLE OF CONTENTS

INTERPRETATION	1
NAME OF THE COMPANY	2
PURPOSE	2
PUBLIC COMPANY	2
LIMITED LIABILITY	2
CAPITAL, SHARES AND RIGHTS	2
SHARE CERTIFICATES	3
REGISTERED HOLDER	3
TRANSFER OF SHARES	3
TRANSMISSION OF SHARES	3
ALTERATIONS OF THE REGISTERED CAPITAL	4
MODIFICATION OF CLASS RIGHTS	4
BORROWING POWERS	4
GENERAL MEETINGS	5
Notice of General Meetings	5
PROCEEDINGS AT GENERAL MEETINGS	5
Quorum	5
Chairman of the General Meeting	6
VOTE OF SHAREHOLDERS	6
DIRECTORS	7
Powers, Number of Directors, Composition & Election	7
Remuneration	8
PROCEEDINGS OF THE DIRECTORS	8
Quorum	8
Methods of Attending Meetings	8
Alternate Director	9
Committees	9
Records & Validity of Acts	9
Chief Executive Officer	10
INSURANCE, EXCULPATION, AND INDEMNITY	10
Insurance of Office Holders	10
Indemnity of Office Holders	10
Advance Indemnity	11
Retroactive Indemnity	11
Exculpation	11
Insurance, Exculpation and Indemnity – General	11
APPOINTMENT OF AN AUDITOR	11
INTERNAL AUDITOR	11
MERGER AND REORGANIZATION	12
SIGNATORIES	12
DISTRIBUTIONS	12
REDEEMABLE SECURITIES	12
DONATIONS	12
NOTICES	12

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

of

D. MEDICAL INDUSTRIES LTD.

INTERPRETATION

1.	In these Articles the following terms shall bear the meanings set opposite to them, unless inconsistent with the subject or context:

T E R M S	M E A N I N G S
Articles	These Amended and Restated Articles of Association as may be amended from time to time.
Auditor	As defined under the Law.
Board	The Board of Directors of the Company.
CEO	Chief Executive Officer, also referred to under the Law as the general manager.
Class Meeting	A meeting of the holders of a class of shares.
Chairman	Chairman of the Board.
Company	D. Medical Industries Ltd.
Companies Regulations	All regulations promulgated from time to time under the Companies Law.
Distribution	As defined under the Law.
External Director	As defined under the Law.
The Law or the Companies Law	The Israeli Companies Law, 5759 – 1999 and the Companies Regulations.
NIS	New Israeli Shekel
The Office	The registered office of the Company as may be re-located from time to time.
Office Holder	As defined under the Law.
Ordinary Shares	The Company’s Ordinary Shares, NIS 0.32 par value each.
Register	Shareholders Register maintained by or on behalf of the Company.
Shareholder	As defined under the Law.
Simple Majority	A majority of more than fifty percent (50%) of the votes cast by those Shareholders present and voting, not taking into consideration abstaining votes.
Supermajority Vote	A majority of seventy five percent (75%) or more of the votes cast by those Shareholders present and voting, not taking into consideration abstentions.
The Statutes
The Law, the Israeli Companies Ordinance (New Version) 1983, the Securities Law, 5738 – 1968 (the “Securities Law”) and all applicable laws and regulations applicable in any relevant jurisdiction (including without limitation U.S. Federal laws and regulations), and rules of any stock market in which the Company’s shares are registered for trading as shall be in force from time to time and to the extent applicable to the Company.

Except as otherwise provided above or elsewhere under these Articles, any word or expression mentioned herein shall have the meaning ascribed to them under the Law, and if not applicable, the meaning ascribed to them under the Companies Regulations, and if not applicable, the meaning ascribed to them under the Securities Law, and if not applicable, the meaning ascribed to them under the Securities Regulations promulgated under the Securities Law (herein the "Securities Regulations"), and if not applicable, the meaning ascribed to them under any other applicable law – in all cases if the meaning set forth therein does not contradict the purpose or the context of the relevant provision.

2.
Words importing the singular shall include the plural, and vice-versa. Words importing the masculine gender shall include the feminine gender; and words importing persons shall include corporate bodies.

Any provision or part thereof of these Articles, prohibited by applicable law, shall be ineffective, without invalidating any other part of these Articles.

NAME OF THE COMPANY

3.	The name of the Company is D. Medical Industries Ltd.

PURPOSE

4.	The purposes of the Company shall be to engage in any legal activity, both in Israel and abroad.

PUBLIC COMPANY

5.	The Company is a public company pursuant to the Companies Law.

LIMITED LIABILITY

6.
The liability of each Shareholder for the Company's debts is limited to the full payment of the original issue price of the shares first allotted to such Shareholder or his predecessors. Once such price is paid by the original owner of shares, there is no further liability of the holder and such holder’s transferees for the Company’s debts.

CAPITAL, SHARES AND RIGHTS

7.
The registered share capital of the Company is NIS 100,000,000 (one hundred million New Israeli Shekels) divided into 312,500,000 (three hundred and twelve million and five hundred thousand) Ordinary Shares of par value NIS 0.32 each.

8.	All issued and outstanding shares of the Company of the same class are of equal rights between them for all intents and purposes concerning the rights set forth below.

9.	Each issued Ordinary Share entitles its holder to the rights as described below:

9.1.
The equal right to participate in and vote at the Company's general meetings, whether ordinary meetings or special meetings, and each of the shares in the Company shall entitle the holder thereof, who is present at the meeting and participating in the vote, whether in person, or by proxy, to one vote.

9.2.	The equal right to participate in any Distribution.

9.3.	The equal right to participate in the distribution of assets available for distribution in the event of liquidation of the Company.

10.
If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividend or other monies in respect of such share and his or her confirmation will bind all holders of such share.

11.
Any payment for a share shall be initially credited against the par value of said share and any excess amount shall be credited as a premium for said share, unless determined otherwise in the conditions of the allocation.

12.
A Shareholder shall not be entitled to rights as a Shareholder, including the right to dividends, unless said Shareholder fully paid all sums in accordance with the conditions of the allocation, including interest, linkage and expenses, if any, and all unless otherwise determined in the conditions of the allocation.

SHARE CERTIFICATES

13.
A shareholder who is registered in the Register is entitled to receive from the Company, without payment and at such shareholder’s request, within a period of three months after the allocation or registration of the transfer, one share certificate with respect to all the shares registered in his name, which shall specify the aggregate number of the shares held by such shareholder. In the event of a jointly held share, the Company shall issue one share certificate for all the joint holders of the share, and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them. Every certificate shall bear the Company’s seal or a facsimile copy thereof and be signed by two directors of the Company, or one director and the CEO or by any other person appointed by the Board for such purpose.

14.
The Company may issue a new certificate in lieu of a certificate that was issued and was lost, defaced, or destroyed, on the basis of such proof and guarantees as the Company may require, and after payment of an amount that shall be prescribed by the Company, and the Company may also replace existing certificates with new certificates, free of charge, subject to such conditions as the Company shall stipulate.

REGISTERED HOLDER

15.
Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

16.
To the extent required by the Law a trustee must inform the Company of the fact that such trustee is holding shares of the Company in trust for another person at such time as may be required by the Law. The Company shall register that fact in the Register in respect of such shares. The trustee shall be deemed to be the sole holder of said shares.

TRANSFER OF SHARES

17.	Subject to the Statutes, and subject to any applicable agreements or undertakings of any specific shareholder, the shares shall be freely transferable.

18.
Transfer of registered shares shall be made in writing or any other manner, in a form specified by the Board or the transfer agent appointed by the Company, and such transfer form should be signed by both the transferee and the transferor and delivered to the Office or to such transfer agent, together with the certificates of the shares due to be transferred, if such certificates have been issued. The transferee shall be deemed to be the shareholder with respect to the transferred shares only from the date of registration of his name in the Register.

19.
The Board may close the Register and suspend the registration of transfers for such period of time as the Board shall deem fit, provided that the period of closure of any such book shall not exceed 30 days each year. The Company shall notify the shareholders of such decision.

TRANSMISSION OF SHARES

20.
In the case of the death, liquidation, bankruptcy, dissolution, winding-up or a similar occurrence of a Shareholder, the legal successors of such Shareholder shall be the only persons recognized by the Company as having any title to such shares, but nothing herein contained shall release the estate of the predecessor from any liability in respect of such shares.

21.
The legal successors may, upon producing such evidence of title as the Board shall require, be registered themselves as holders of the shares, or subject to the provisions as to transfers herein contained, transfer the same to some other person.

ALTERATIONS OF THE REGISTERED CAPITAL

22.	(a) Subject to the Statutes, a general meeting of shareholders may from time to time resolve to:

(1)
Alter or add classes of shares that shall constitute the Company's authorized capital, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations.

(2)	Increase the Company's registered share capital by creating new shares either of an existing class or of a new class.

(3)	Consolidate and/or split all or any of its share capital into shares of larger or smaller par value than the existing shares.

(4)	Cancel any registered shares not yet allocated, provided that the Company has made no commitment to allocate such shares.

(5)	Reduce the Company’s share capital and any reserved fund for redemption of capital.

(b) In executing any resolution adopted according to Article 22(a) above, the Board may, at its discretion, resolve any related issues.

(c) If as a result of a consolidation or split of shares authorized under these Articles, fractions of a Share will stand to the credit of any Shareholder, the Board is authorized at its discretion, to act as follows:

(1)
Determine that fractions of shares that do not entitle their owners to a whole Share, will be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on terms the Board may determine;

(2)
Allot to every Shareholder, who holds a fraction of a Share resulting from a consolidation and/or split, shares of the class that existed prior to the consolidation and/or split, in a quantity that, when consolidated with the fraction, will constitute a whole Share, and such allotment will be considered valid immediately prior to the consolidation or split;

(3)	Determine the manner for paying the amounts to be paid for shares allotted in accordance with Article 22(c)(2) above, including on account of bonus shares; and/or

(4)
Determine that the owners of fractions of shares will not be entitled to receive a whole Share in respect of a Share fraction or that they may receive a whole Share with a different par value than that of the fraction of a Share.

23.
Except as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital, and shall be subject to the same provisions of these Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise, which applies to the original share capital.

MODIFICATION OF CLASS RIGHTS

24.
If at any time the share capital is divided into different classes of shares, any change to the rights and privileges of the holders of any such class of shares shall require the approval of a Class Meeting of such class of shares by a Simple Majority (unless otherwise provided by the Statutes or by the terms of issue of the shares of that class).

25.
The rights and privileges of the holders of any class of shares shall not be deemed to have been altered by creating or issuing shares of any class, including a new class (unless otherwise provided by the terms of issue of the shares of that class).

BORROWING POWERS

26.
The Company may, by resolution of the Board, from time to time, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The Company, by resolution of the Board, may also raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it deems fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its unissued and/or its uncalled capital for the time being. Issuance of any series of debentures shall require Board approval.

GENERAL MEETINGS

27.
Annual general meetings shall be held at least once a calendar year, at such place and time as determined by the Board, but not later than fifteen (15) months after the last annual general meeting. Such general meetings shall be called "Annual Meetings" and all other general meetings of the Company shall be called "Special Meetings". The Annual Meeting shall review the Company's financial statements and shall transact any other business required pursuant to these Articles or to the Law, and any other matter as shall be determined by the Board.

28.
The Board may convene a Special Meeting by its resolution, and is required to convene a Special Meeting should it receive a request, in writing, from a person or persons entitled, under the Companies Law, to request such meeting.

Any request for convening a meeting must specify the purposes for which the meeting is to be called, shall be signed by the persons requesting the meeting, and shall be delivered to the Company's registered offices.

29.
In addition, subject to the Law, the Board may accept a request of a shareholder holding not less than 1% of the voting rights at the general meeting to include a subject in the agenda of a general meeting, provided that such subject is a proper subject for action by shareholders under the Law and these Articles and only if the request also sets forth: (a) the name and address of the Shareholder making the request; (b) a representation that the Shareholder is a holder of record of shares of the Company, holding not less than 1% of the voting rights at the general meeting and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the Shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided. In addition, if such subject includes a nomination to the Board in accordance with the Articles, the request shall also set forth the consent of each nominee to serve as a director of the Company if so elected and a declaration signed by each nominee declaring that there is no limitation under the Law for the appointment of such nominee. Furthermore, the Board, may, in its discretion to the extent it deems necessary, request that the Shareholders making the request provide additional information necessary so as to include a subject in the agenda of a general meeting, as the Board may reasonably require.

30.	Subject to applicable law, the Board shall determine the agenda of any general meeting.

Notice of General Meetings

31.	Unless otherwise required by the Law and these Articles, the Company is not required to give notice under section 69 of the Companies Law.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

32.	No business shall be transacted at any general meeting of the Company unless a quorum of Shareholders is present at the opening of the Meeting.

Except as provided in the following Article with regard to an adjourned Meeting, the quorum for any general meeting shall be the presence of at least one Shareholder in person or by proxy (including by voting deed) holding 25% or more of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting.

33.
If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned one week thereafter at the same day, time and place or to such other day, time and place as the Board may indicate in a notice to the Shareholders. At such adjourned Meeting, any number of Shareholders shall constitute a quorum for the business for which the original Meeting was called.

Chairman of the General Meeting

34.
The Chairman shall preside as the chairman at every general meeting, but if there shall be no such Chairman or if at any meeting the Chairman shall not be present within fifteen (15) minutes after the time appointed for holding the same, or shall be unwilling to act as chairman, then the Board members present at the meeting shall choose one of the Board members as chairman of the meeting and if they shall not do so then the Shareholders present shall choose a Board member, or if no Board member be present or if all the Board members present decline to take the chair, they shall choose any other person present to be chairman of the meeting.

35.
The chairman may, with the consent of a general meeting at which a quorum is present, and shall if so directed by the general meeting, adjourn any meeting, discussion or the resolution with respect to a matter that is on the agenda, from time to time and from place to place as the meeting shall determine. Except as may be required by the Law, no Shareholder shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

36.
A vote in respect of the election of the chairman of the meeting or regarding a resolution to adjourn the meeting shall be carried out immediately. All other matters shall be voted upon during the meeting at such time and order as decided by the chairman.

VOTE OF SHAREHOLDERS

37.
All resolutions proposed at any general meeting will require a Simple Majority, unless otherwise required by the Statutes or these Articles. Except as otherwise required by the Statues or these Articles, alteration or amendment of these Articles shall require a Simple Majority.

38.
A declaration by the chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or rejected, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be prima facie evidence thereof.

39.	The chairman of the meeting will not have a second and/or a casting vote. If the vote is tied with regard to a certain proposed resolution such proposal shall be deemed rejected.

40.
If two or more persons are jointly entitled to a share, the vote of the senior one who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

41.	A proxy need not be a Shareholder of the Company.

42.
The instrument appointing a proxy shall be in writing signed by the appointer or of his attorney-in-fact duly authorized in writing. A corporate entity shall vote by a representative duly appointed in writing by such entity.

Any instrument appointing a proxy or a representative of a corporate entity (whether for a specified meeting or otherwise) shall be in a form satisfactory to the Company.

43.
Unless otherwise determined by the Board, the instrument of appointment must be submitted to the Office no later than 48 hours prior to the first general meeting to be attended by such proxy or representative. The instrument of appointment shall automatically terminate and cease to be of any force or affect on the anniversary (12 months) of the date of the instrument of appointment, unless such instrument sets out a different expiry date.

44.	A proxy may be appointed in respect of only some of the shares held by a Shareholder, and a Shareholder may appoint more than one proxy, each empowered to vote by virtue of a portion of the shares.

45.
A Shareholder being of unsound mind or pronounced to be unfit to vote by a competent court of law may vote through a legally appointed guardian or any other representative appointed by a court of law to vote on behalf of such Shareholder.

46.
A Shareholder entitled to vote may signify in writing his approval of, or dissent from, or may abstain from any resolution included in a proxy instrument furnished by the Company. A proxy instrument may include resolutions pertaining to such issues which are permitted to be included in a proxy instrument according to the Statutes, and such other issues which the Board may decide, in a certain instance or in general, to allow voting through a proxy. A Shareholder voting through a proxy instrument shall be taken into account in determining the presence of a quorum as if such Shareholder is present at the meeting.

47.	The chairman of the general meeting shall be responsible for recording the minutes of the general meeting and any resolution adopted.

48.	The provisions of these Articles relating to general meetings shall, mutatis mutandis, apply to Class Meetings.

DIRECTORS

Powers, Number of Directors, Composition & Election

49.
The Board shall have and execute all powers and/or responsibilities allocated to the Board by the Statutes and these Articles, including setting the Company’s policies and supervision over the execution of the powers and responsibilities of the CEO. The Board may execute any power of the Company that is not specifically allocated by the Statutes or by these Articles to another organ of the Company.

50.
The number of directors on the Board shall be not less than three (3) but not more than eleven (11) and shall include: two External Directors, up to three directors from Class A, up to three directors from Class B, and up to three directors from Class C.

51.
The directors of the Company shall be elected only at an Annual Meeting by a Simple Majority, and shall not be elected at a Special Meeting, except as otherwise provided in these Articles or by the Statutes.

Except for External Directors, the directors shall serve in office until the end of the third Annual Meeting after the meeting at which they were elected. A director whose term of office has expired may be re-elected.

A general meeting may dismiss a director during the term only by a Supermajority vote (except for External Directors - who may be dismissed only as set forth under the Law).

52.
Other than External Directors, the Board shall be divided into three classes as set forth in Article 51 above. The directors of Class A that are serving on the date of the effectiveness of these Articles will continue to serve until the second Annual Meeting held following the effectiveness of these Articles. The directors of Class B that are serving on the date of the effectiveness of these Articles will continue to serve until the third Annual Meeting held following the effectiveness of these Articles. The directors of Class C that are serving on the date of the effectiveness of these Articles will continue to serve until the first Annual Meeting held following the effectiveness of these Articles.

53.
Should a general meeting not elect the number of new directors that were scheduled to be elected at such meeting from a certain class, the Board may fill the vacancy according to the provisions of Article 54(c) below.

54.
(a) Should a director cease serving (the “Retiring Director”), the remaining directors may continue to act, provided that their number shall be not less than the minimal number of directors mentioned under Article 50 above.

(b) In the event the number of directors is less than the minimal directors mentioned under Article 50 above, the remaining directors can act to appoint directors so the number of directors in office shall be equal to the minimal number mentioned under Article 50. Any director elected pursuant to this Article 54(b) shall serve until the next Annual Meeting or until he or she shall cease serving in office pursuant to the provisions of these Articles.

(c) The Board may appoint a director in place of a Retiring Director. Any director elected by the Board in place of Retiring Director shall serve until the next Annual Meeting or until he or she shall cease serving in office pursuant to the provisions of these Articles.

(d) Any director elected by an Annual Meeting in place of a Retiring Director shall be considered as a member of the class of the Retiring Director and shall serve in office until the end of the third Annual Meeting after the meeting at which the Retiring Director was elected.

(e) The term of office of a director shall commence on the date of such director’s appointment by the general meeting or by the Board or on a later date, should such date be determined in the resolution of appointment of the general meeting or of the Board.

55.	Any amendment of articles 50 - 54 above requires a Supermajority Vote.

Remuneration

56.	The Company shall determine the remuneration of the directors, if any, in accordance with the Law.

Chairman of the Board

57.
The Board shall appoint one of its members to serve as the Chairman and may replace the Chairman from time to time. The Chairman shall preside at meetings of the Board, but if at any meeting the Chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the present directors shall choose a present director to be chairman of such meeting.

PROCEEDINGS OF THE DIRECTORS

58.	The directors shall meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they deem fit, subject to these Articles.

Unless otherwise determined by the Board, written notice of any meeting of the Board and the agenda setting out the matters to be discussed at such meeting, shall be given to all directors a reasonable time prior to the meeting. The directors may waive the necessity of such notice either beforehand or retrospectively.

Quorum

59.
No business shall be transacted at any meeting of the Board unless a quorum of directors is present when a meeting is called to order. A quorum shall be deemed to exist when there are present personally or represented by an alternate director at least half of the directors then in office.

If a quorum is not present at the meeting of the Board within half an hour after the time scheduled for the meeting, the meeting may be adjourned to another time as shall be decided by the Chairman, or in his absence, the directors present at the meeting, provided that a notice shall be given to all directors a reasonable time prior to the adjourned meeting. The quorum for the commencement of the adjourned meeting shall be three members of the Board.

Methods of Attending Meetings

60.
Some or all of the directors may attend meetings of the Board through computer network, telephone or any other media of communication, enabling the directors to communicate with each other, in the deemed presence of all of them, provided that due prior notice detailing the time and manner of holding a given meeting is served upon all the directors. The directors may waive the necessity of such notice either beforehand or retrospectively.

Any resolution adopted by the Board in such a meeting, pursuant to the provisions of these Articles, will be recorded in writing and signed by the Chairman (or in his absence by the chairman of the meeting), and shall be valid as if adopted at a meeting of the Board duly convened and held.

61.
A resolution in writing signed by all of the directors eligible to participate in the discussion and vote on such resolution, or in respect of which all such directors have agreed (in writing by mail, fax or electronic mail) not to convene, shall be as valid and effective for all purposes as if passed at a meeting of the Board duly convened and held.

Any such resolution may consist of several counterparts, each signed by one or more directors. Such resolution in writing shall be effective as of the last date appearing on the resolution, or if the resolution is signed in two or more counterparts, as of the last date appearing on the counterparts.

62.
While exercising his/her voting right, each director shall have one vote. Resolutions of the Board will be decided by a simple majority of the directors present and voting, not taking into consideration abstaining votes, except as otherwise provided in these Articles or by the Statutes. In the event the vote is tied, the Chairman of the Board shall not have a casting vote, and such resolution shall be deemed rejected.

Alternate Director

63.
Subject to the Law, a director shall be entitled at any time and from time to time to appoint in writing any person who is qualified to serve as a director, to act as his/her alternate and to terminate the appointment of such person. The appointment of an alternate director does not negate the responsibility of the appointing director and such responsibility shall continue to apply to such appointing director - taking into account the circumstances of the appointment.

Alternate directors shall be entitled, while holding office, to receive notices of meetings of the Board and to attend and vote as a director at any meetings at which the appointing director is not present and generally to exercise all the powers, rights, duties and authorities and to perform all functions of the appointing director.

The document appointing an alternate director must be submitted to the Chairman of the Board at least 48 hours before the opening of the first Board meeting to be attended by such alternate director.

Committees

64.
The Board may set up committees and appoint members to these committees subject to the Statutes. A resolution passed or an act done by such a committee pursuant to an authority granted to such committee by the Board shall be treated as a resolution passed or act done by the Board, unless expressly otherwise prescribed by the Board or the Statutes for a particular matter or in respect of a particular committee.

65.
Meetings of committees and proceedings thereat (including the convening of the meetings, the election of the chairman and the votes) shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and unless otherwise determined by the Board, including by an adoption of a charter governing the committee proceedings.

Records & Validity of Acts

66.
The resolutions of the Board shall be recorded in the Company's Minutes Book, as required under the Statutes, signed by the Chairman or the chairman of a certain meeting. Such signed minutes shall be deemed prima facie evidence of the meeting and the resolutions resolved therein.

67.
All acts done bona fide by any meeting of the Board or of a committee of the Board or by any person acting as a director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

Chief Executive Officer

68.	The Board shall appoint at least one CEO, for such period and upon such terms as the Board deems fit.

69.
The CEO shall have all managing and execution powers within the policies and guidelines set forth by the Board, and shall be under the supervision of the Board. The CEO may delegate any of his powers to his subordinates, subject to the approval of the Board.

INSURANCE, EXCULPATION, AND INDEMNITY

Insurance of Office Holders

70.	The Company may insure the liability of an Office Holder, to the fullest extent permitted under the Statutes.

71.
Without derogating from the aforesaid, the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder, in any of the following cases:

71.1.	A breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

71.2.
A breach of the fiduciary duty vis-a-vis the Company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company, or in connection with a financial sanction;

71.3.	A monetary obligation imposed on him in favor of another person;

71.4.
Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

Indemnity of Office Holders

72.
The Company may indemnify an Office Holder, to the fullest extent permitted under the Statutes. Without derogating from the aforesaid, the Company may indemnify an Office Holder for a liability or expense imposed on him in consequence of an act done in his capacity as an Office Holder in the Company, as follows:

72.1.
A monetary obligation imposed on him or incurred by him in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement or arbitrator's award;

72.2.
Reasonable legal fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, provided that such investigation or proceeding (i) concludes without the filing of an indictment against the Office Holder or (ii) concluded with the imposition of a monetary payment on the Office Holder in lieu of criminal proceedings, but the criminal offense in question  does not require the proof of criminal intent, all within the meaning of the Law.

72.3.
Reasonable litigation costs, including attorney’s fees, incurred by an Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent.

72.4.
Any other obligation or expense in respect of which it is permitted or will be permitted under the Statutes to indemnify an Office Holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

Advance Indemnity

73.	The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

73.1.
Matters as detailed in Article 72.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board, are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board as reasonable under the circumstances. The indemnification undertaking shall specify such events and sum or measurement.

73.2.	Matters as detailed in Articles 72.2, 72.3 and 72.4.

Retroactive Indemnity

74.	The Company may indemnify an Office Holder retroactively with respect of the matters as detailed in Article 72, subject to any applicable law.

Exculpation

75.
The Company may exempt an Office Holder in advance for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted under the Statutes. However, the Company may not exempt a director in advance from his liability toward the Company due to the breach of his duty of care in the event of a Distribution, as defined in the Statutes.

Insurance, Exculpation and Indemnity – General

76.
The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

77.
Articles 70 through 75 shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as Office Holders in companies controlled by the Company, or in which the Company has an interest.

78.
An undertaking to insure, exempt and indemnify an Office Holder in the Company as set forth above shall remain in full force and effect even following the termination of such Office Holder's service with the Company.

APPOINTMENT OF AN AUDITOR

79.
Subject to the Statutes, the Annual Meeting shall appoint an Auditor for a period ending at the next Annual Meeting, or for a longer period, but no longer than until the third Annual Meeting after the meeting at which the Auditor has been appointed. The same Auditor may be re-appointed.

Subject to the Statutes, the terms of service of the Auditor for the audit services shall be determined by the Board, at its discretion, or a committee of the Board if such determination was delegated to a committee, including undertakings or payments to the Auditor. The Board shall report the fees of the Auditor to the Annual Meeting.

INTERNAL AUDITOR

80.	So long as the Company is a public company, the Board shall appoint an Internal Auditor pursuant to the recommendation of the Audit Committee.

81.
The organizational superior of the Internal Auditor shall be the Chairman. The Internal Auditor shall submit a proposed annual or periodic work plan to the Audit Committee, which will approve such plan with changes as it deems fit, at its discretion.

MERGER AND REORGANIZATION

82.
Notwithstanding the provisions of section 327(a) of the Companies Law, the majority required for the approval of a merger by the general meeting or by a class meeting shall be an ordinary majority of the votes of the shareholders entitled to vote and voting themselves.

SIGNATORIES

83.	Signatory rights on behalf of the Company shall be determined from time to time by the Board.

DISTRIBUTIONS

84.	The Board may decide on a Distribution, subject to the provisions set forth under the Law and these Articles.

85.
The Board will determine the method of payment of any Distribution. The receipt of the person whose name appears on the record date on the Register as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall serve as confirmation with respect to all the payments made in connection with that share and in respect of which the receipt was received. All dividends unclaimed after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed, provided however that the Company shall not be required to accept any claim made following the 7th anniversary of the declaration date, or an earlier date as may be determined by the Board. No unpaid dividend shall bear interest or accrue linkage differentials.

86.
For the purpose of implementing any resolution concerning any Distribution, the Board may settle, as it deems fit, any difficulty that may arise with respect to the Distribution, including determining the value for the purpose of the said Distribution of certain assets, and deciding that payments in cash shall be made to the Shareholders based on the value so determined, and determining provisions with respect to fractions of shares or with respect to the non-payment of small sums.

REDEEMABLE SECURITIES

87.
The Company shall be entitled to issue redeemable securities which are, or at the option of the Company may be, redeemed on such terms and in such manner as shall be determined by the Board. Redeemable securities shall not constitute part of the Company's capital, except as provided in the Law.

DONATIONS

88.
The Company may make donations of reasonable amounts of money for purposes which the Board deems to be worthy causes, even if the donations are not made in relation to business considerations for increasing the Company's profits.

NOTICES

89.
Subject to the Statutes, notice or any other document which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of these Articles and/or the Statutes shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or by electronic form.

Any notice or other document which shall be sent shall be deemed to have reached its destination on the third day after the day of mailing if sent by registered mail or regular mail, or on the first day after transmission if delivered in person, transmitted by fax or electronic form.

Should it be required to prove delivery, it shall be sufficient to prove that the notice or document sent contains the correct mailing, e-mail, or fax details as registered in the Register or any other address which the Shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents.

Notwithstanding anything to the contrary contained herein and subject to the provisions of the Statutes, a notice to a Shareholder may be served, as general notice to all Shareholders, in accordance with applicable rules and regulations of any stock market upon which the Company’s shares are listed.

In cases where it is necessary to give advance notice of a particular number of days or notice which shall remain in effect for a particular period, the day the notice was sent shall be excluded and the scheduled day of the meeting or the last date of the period shall be included in the count.

Subject to the Statutes, the Company shall not be required to send notices to any Shareholder who is not registered in the Register or has not provided the Company with accurate and sufficient mailing details.

90.
Any notice to be given to the Shareholders shall be given, with respect to joint shareholders, to the person whose name appears first in the Register as the holder of the said share, and any notice so given shall be sufficient notice for all holders of the said share.

91.
Any notice or other document served upon or sent to any Shareholder in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company received notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service or sending on or to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

92.	The accidental omission to give notice to any Shareholder or the non-receipt of any such notice shall not cancel or annul any action made in reliance on the notice.

Appendix B

To: ___________	Date:___________

Sirs,

LETTER OF INDEMNITY

Whereas the Articles of Association of D. Medical Industries Ltd. (hereinafter: the “Company”) permits the Company to indemnify the office holders and directors (hereinafter the “Office Holder” (including a director)) of the Company; and

Whereas on June 9, 2011 the Audit Committee and on June 12, 2011 the Board of Directors of the Company resolved to indemnify the office holders and directors of the Company in accordance with the terms of indemnification detailed herein; and

Whereas on ________, 2011 the general meeting of shareholders of the Company approved the aforementioned resolution; and

Whereas you serve as an Office Holder in the Company;

We hereby inform you as follows:

1.	The Company irrevocably and as permitted under law undertakes as follows:

1.1.
In your capacity as office holder in the Company, the Company hereby undertakes to indemnify you for any liability or expense, as detailed below, which may be imposed on you and/or borne by you as a result of acts conducted by you (including your actions prior to the date of this letter); and/or which may be performed by you in the capacity of an office holder in the Company and/or at the request of the Company, as an Office Holder in another company (“Another Company”).

1.1.1.
Financial liability imposed on you in favor of another person in accordance with a verdict, including a verdict given in conciliation or an arbitration award authorized by a Court of Law; and provided that such financial liability shall be related, directly or indirectly, to one or more of the events, or part thereof or to any matter related to them, as specified in Annex A of this letter, which forms an integral part hereof and provided that the maximum amount of indemnification shall not exceed the maximum indemnification amount detailed in Section 1.2 below.

1.1.2.
Reasonable litigation expenses, including attorney's fees, which you have expended or for which you have been charged due to an interrogation or a proceeding that has been conducted against you by an authority competent to conduct an interrogation or a proceeding, and which has ended without the filing of an indictment against you and without a financial liability having been imposed on you as an alternative to a criminal proceeding or that ended without the filing of an indictment against you but with the imposition of a financial liability as an alternative to a criminal proceeding in an offense which does not require the substantiation of criminal intent or with respect to financial sanctions. For the purpose of this paragraph – “the ending of a proceeding without the filing of an indictment in a matter in which a criminal investigation has been commenced" and "a financial liability having been imposed on you as an alternative to a criminal proceeding" – as defined under section 260(a)(1a) of the  Companies Law, as amended from time to time.

1.1.3.
Reasonable litigation expenses, including attorney's fees, which you have expended or been charged with by a court of law, in a proceeding filed by the Company or on the Company's behalf or by another person, or in a criminal indictment from which you have been acquitted or in a criminal indictment in which you have been convicted of an offense which does not require the substantiation of criminal intent.

1.1.4.
Any monetary liability imposed on you in favor of all the injured parties by the breach in an Administrative Procedure, as stated in Section 52(54) (a)(1)(a) to the Securities Law, 5728-1968 (the "Securities Law"). The term "Administrative Procedure" shall have the following meaning: a procedure according to chapter 8C (Financial Sanctions), 8D (Administrative Enforcement Measures Imposition by the Administrative Enforcement Committee) or 9A (Arrangement for Avoidance from or Cessation of Procedures), to the Securities Law as amended from time to time.

1.1.5.	Expenses expended by you with respect to Administrative Procedure (as defined in section 1.1.4 above), related to you, including reasonable litigation expenses, which includes attorneys' fees.

In this section, “another person” – including in the event that a claim was filed against an Office Holder by way of derivative action.

1.2.
The indemnity amount pursuant to Section 1.1.1 above, together with indemnification amounts in respect of Section 1.1.1 above in accordance with all indemnity letters which have been granted and/or shall be granted to Office Holders and employees of the Company who may serve at the request of the Company as Office Holders in Other Companies (including amounts which shall be received from insurance company, if such shall be received, in the frame of insurances which the company has procured) for all Office Holders, cumulatively, for one or more of the events detailed in the Annex shall not exceed a total amount equal to the higher of (i) the rate of 25% of the Company's equity in accordance with the Company's last financial statements approved prior to the date of payment, as adjusted from time to time to the increase in the CPI commencing as of the date of the aforementioned financial statements and until the date of payment of the indemnity amount and (ii) $10,000,000 (hereinafter: the “Maximum Indemnity Amount").

1.3.
Should and as far as the total of all the indemnity amounts that the Company shall be required to pay for a cause pursuant to Section 1.1.1 above exceed the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount (as it shall be at that time) pursuant to Section 1.2 above, the Maximum Indemnity Amount or the balance thereof, as applicable, shall be divided between the Office Holders who shall be entitled to indemnity, in a manner that the indemnity amount which shall be received by each of the Office Holders, in practice, shall be calculated based on the ratio between the indemnity amount otherwise payable to each of the Office Holders.

1.4.
Upon the occurrence of an Indemnification Event in accordance with the Annex, to which you may be entitled to indemnification in accordance with the above, the Company shall grant you the funds necessary to cover various expenses and payments involved in the handling of any legal proceedings relating to such event, including investigation proceedings, so that you will not be required to pay for such, subject to the provisions of this letter.

1.5.	Without derogating from the aforesaid, an undertaking to indemnity in accordance with this letter is subject to the following:

1.5.1.
You will notify the Company in writing of any legal procedure taken against you and notification in writing or threat that a legal procedure will be taken against you in connection with any event for which an indemnification may occur (hereinafter: the “Procedure"), as soon as appropriately possible after becoming aware of it, and you will transfer to the Company, or to whoever the Company may in instruct you, a copy of any document regarding the Procedure (the “Indemnity Notice”).

1.5.2.	Provided that it shall not contradict the Directors and Officers’ insurance policy of the Company –

1.5.2.1.
The Company will be entitled to take upon itself your defense in the Procedure and/or to transfer the defense in the case to a lawyer to be determined by the Company (except to a lawyer which may not be reasonably acceptable to you), provided that all of the following conditions shall occur: (a) the Company notified the Holder of the Indemnity Letter within a period of 45 days from receiving notice as mentioned in Section 1.5.1 above (or a shorter period if required in order to file a statement of defense or response on your behalf) that it will indemnify the Holder of the Indemnity Letter pursuant to this letter; (b) the Procedure against the Holder of the Indemnity Letter shall include only claim for monetary compensation. The Company and/or the lawyer as aforementioned shall act according to its sole judgment and bring the aforementioned Procedure to an end; the lawyer which shall be appointed as aforesaid shall act and shall owe a duty of loyalty to the Company and to you. In the event that in your opinion or in the opinion of the Company’s lawyer, a conflict of interest shall arise between you and the Company, the lawyer shall advise accordingly, and you shall be entitled to retain your own lawyer on your behalf and the provisions of this indemnity letter shall apply to the expenses borne by you as a result of such retention.

1.5.2.2.
In the event that the Company shall select to settle a monetary claim or to undergo arbitration proceedings in relation to a monetary claim, it shall be entitled to do so, provided that all of the following conditions are fulfilled:

•	The claim against you and/or threat of a claim shall be dismissed as mentioned in Section 1.5.1 above;

•	The final monetary claim shall not exceed the indemnity amount to which you are entitled, unless your written consent is obtained;

•	Settlement and/or consenting to arbitration proceedings shall not constitute an admission in liability of the Office Holder.

1.5.2.3.
At the request of the Company, you shall execute any document authorizing it and/or legal counsel to handle in your name your defense at the Procedure and to represent you in connection therewith, as aforementioned.

1.5.2.4.
In the event that the Company shall not notify you within 14 days of the receipt of the Notice as aforesaid that it has undertaken to handle your defense or, in the event that you have reasonably (or due to a conflict of interest) objected to the Company’s legal counsel, you will be entitled to appoint your own legal counsel and all of the provisions of this letter shall apply accordingly, including the expenses incurred by you in connection with the appointment of your own legal counsel.

1.5.3.
You will cooperate with the Company or with any legal counsel as aforesaid, in a reasonable manner as requested from you, in connection with your defense in the Procedure, as long as the Company shall provide for your expenses so that you will not be required to pay for or finance them by yourself and all subject to the terms of Section 1.2 above.

1.5.4.
Whether or not the Company acts in accordance with the provisions section 1.5.2 above, the Company shall provide for the aforementioned liabilities and expenses under Section 1.1 above in such a manner so that you will not be required to pay for or finance them by yourself, that being without prejudice to the indemnification assured to you, subject to the terms of section 1.2 above.

1.5.5.
You will not be indemnified for any amounts due from you in consequence of a settlement or arbitration unless the Company agrees in writing to the settlement or to the holding of the arbitration, as applicable. The Company shall not unreasonably withhold its consent to settlement or arbitration proceedings, as applicable.

1.5.6.
The Company shall not be required to pay any amounts to the extent that such amounts have been paid to you or in your behalf in any manner whatsoever within the framework an insurance policy (procured by the Company), or within the framework of any indemnification undertaking of any third party other than the Company. For the avoidance of doubt, it is clarified that the indemnity amount in accordance with the letter shall apply beyond (and in addition to) any amount paid (if paid) within the aforementioned indemnity or insurance.

1.5.7.
Upon your request for any payment pursuant to this letter, the Company shall take all actions necessary by law toward such payment and shall endeavor to receive all necessary approvals required, if any, including the approval of the court, if required.

1.6.
The obligations of the Company pursuant to this letter shall be towards you and your estate without any time limitation such that they shall continue even after the completion of your service as an Officer of the Company, so long as the actions in respect of which the indemnification is given, were made during the period of your office as an Officer of the Company or in the Other Company.

1.7.
In the event that the Company shall pay to you or in your behalf any amounts whatsoever within the framework of this letter in connection with Procedure and at a later date it is determined by an agreed upon arbitrator appointed by you and the Company that you were not entitled to be indemnified, these amounts shall be viewed as a loan granted to you by the Company bearing no interest, but linked to the consumer price index and you will be required to refund the aforementioned amounts in 30 equal monthly installments, where the first repayment shall be 30 days after receipt from the Company of written demand.

1.8.	In this indemnity letter –

“Office Holder”	As defined in the Companies Law, 1999 (Companies Law”) and/or regulations Securities Law and including legal counsel and secretary of the Company;

“Action”
Including resolution and/or omission and including all actions executed by you prior to the date of this letter, during the period of your service as an Office Holder, employee or proxy of the Company in any other entity in which the Company holds securities, directly or indirectly.

Anything importing any gender shall also include the other gender

1.9.
The obligations of the Company in accordance with this letter shall be broadly interpreted, in a manner intended for their fulfillment, to the extent permitted by law and according to the purpose for which they were intended. In the event of a discrepancy between any provision of this letter and a provision of the law, which cannot be changed or added to, then the said provision of the law shall take precedence, however, this may not prejudice or derogate from the validity of the remaining provisions of this letter.

1.10.
The indemnification obligation set forth in this letter is not a contract in favor of any third party, including any insurer and it may not be the subject of assignment nor will any insurer have the right to require the participation of the Company in a payment by which the insurer is obligated in accordance with an insurance agreement drawn up with it, with the exception of the contribution (self participation) stated in such agreement.

1.11.
This indemnification and letter may not restrict the Company or prevent it from increasing the Maximum Indemnification Amount for those events that are the subject of the indemnification or due to the fact that the insurance amounts according to the D&O Insurance policy are increased, or due to the fact that the Company is unable to obtain D&O Insurance which will cover the Indemnification Events, on reasonable conditions or due to any other cause so long as a resolution is taken pursuant to the relevant provisions of the Companies Law.

1.12.	This indemnity letter does not derogate from the Company’s right to resolve on retrospective indemnification in accordance with the applicable laws.

1.13.	The Annex to this letter constitutes an integral part hereof.

In witness thereof, the Company's authorized signatories have signed below.

___________________________

D. Medical Industries Ltd.

I hereby accept this letter and I hereby confirm my agreement to be bound by all of its terms.

______________	Date:______________

Annex

Subject to the Law, set forth below the types of events:

1.
An offer, issuance and repurchase of the Company's equities or those of a subsidiary or a related company or by the Company’s shareholders, including without limitation, offer of securities to the public based on a prospectus or otherwise, private offer or offer of securities in any other way;

2.
Event deriving from the Company being a public company, from the fact that its securities were offered to the public or from the fact that its securities are being traded in a stock exchange in Israel or outside Israel.

3.
Transactions and actions as defined in Section 1 of the Companies Law, including negotiations relating to a transaction, transfer, sale or purchase of assets or liabilities including securities or rights or the receipt of right in any of them and/or including a tender offer of any kind or merger of the Company with another entity, and another transaction in securities issued by the Company, whether the Company is a party to such transaction or not.

4.
Any claim or requirement in connection with extending or receiving of credit, the pledging of assets and liabilities and the giving or receiving of securities, including commitments in financing agreements with banks or other financial organizations, pursuant to the financing of transactions or commitments, which are executed by the Company, directly or indirectly, and also any action involved in the aforementioned matters.

5.
Events connected to investments by the Company and/or subsidiaries in any corporations, prior, during and after the execution of the investment, during the commitment, the signing, development and tracking, including actions on behalf of the Company as director, office holder, employee or observer in the board of directors in a corporation in which the investment is being made.

6.	Any action in connection with extending licenses and approvals, including without derogating from the abovementioned approvals and/or exemptions related to Antitrust.

7.	Any claim or requirement in connection with an action or a resolution in matters pertaining, directly or indirectly, to business restrictions, including restrictive practices, mergers and monopolies.

8.	Any claim or requirement in connection with an action or a resolution in matters pertaining, directly or indirectly, to business restrictions, including restrictive practices, mergers and monopolies.

9.	Action pertaining, directly or indirectly with employment relations and business relations of the Company, including with employees, contractors, customers, suppliers and service providers.

10.
Action or resolution related to employer-employee relations including negotiations, commitment and implementation of personal employment agreements, benefits for employees, options, terms of employment and employment. Action pertaining to reports or notices furnished by the Company and/or companies controlled by the Company, pursuant to any law, including without derogating from the aforementioned the Companies Law or the Securities Law, including regulation thereon, or according to rules or directions customary in the stock exchange in Israel or outside Israel, or according to tax rules which apply to the Company.

11.	Transfer of information required or allowed according to any law to interested companies in the Company.

12.       Action pertaining to voting rights in subsidiaries.

13.
Event pertaining to the activity of the Company in research, development, production and distribution throughout the world of the products and related accessories in the field of medicine, including an event pertaining to clinical trials in animals and humans.

14.
Negotiation, signing and execution of any kind and type whatsoever of contracts with renters, distributors, suppliers, agents, contractors, agents, man power contractors, service providers, renovation contractors, executive contractors, concessioners and the like.

15.
Negotiation, signing and execution of any kind and type whatsoever of contracts with renters, distributors, suppliers, agents, contractors, agents, man power contractors, service providers, renovation contractors, executive contractors, concessioners and the like.

16.
Remark or saying, including standpoint and/or opinion and/or vote expressed in good faith by the office holder during the course of duty and under the power of his duty, including in meetings as organ of the Company and meetings of the board of directors and/or any of its committees.

17.	Events pertaining to occupational safety and occupational injuries, whether affecting damages to the body or to property.

18.	Integration of work plans, including pricing, marketing, distribution, directions to employees, to customers and providers, and any co operations.

19.	Integration of work plans, including pricing, marketing, distribution, directions to employees, to customers and providers, and any co operations.

20.
Circumstances constituting any kind of breach of environmental laws, regulations, environmental licenses, permits or additional approval required according to environmental laws, including resolutions and/or actions pertaining to environment, including to hazardous materials and/or environmental disturbances, including noise.

21.	Any claim or requirement filed in relation to an actual or claimed cause, or abuse of the right to intellectual property of a third party by the Company or its beneficiaries.

22.
Any claim or requirement filed by employees, consultants, agents, or other individuals or by an organization which is employed by or provides services to the Company in connection with compensation due to them, or damages or liabilities, which were caused to them as a result of their employment by the Company or their commitment to the Company, including events pertaining to the terms of employment of employees and the employer - employee relations, including the promotion of workers, the holding of negotiations in connection with the terms of employment or termination thereof, the handling of pension arrangements, insurance funds, providence funds or saving funds, loans to employees, the vesting of  securities and other benefits.

23.
Any claim or requirement filed by employees, consultants, agents, or other individuals or by an organization which is employed by or provides services to the Company in connection with compensation due to them, or damages or liabilities, which were caused to them as a result of their employment by the Company or their commitment to the Company, including events pertaining to the terms of employment of employees and the employer - employee relations, including the promotion of workers, the holding of negotiations in connection with the terms of employment or termination thereof, the handling of pension arrangements, insurance funds, providence funds or saving funds, loans to employees, the vesting of  securities and other benefits.

24.
Any claim or requirement filed by employees, consultants, agents, or other individuals or by an organization which is employed by or provides services to the Company in connection with compensation due to them, or damages or liabilities, which were caused to them as a result of their employment by the Company or their commitment to the Company, including events pertaining to the terms of employment of employees and the employer - employee relations, including the promotion of workers, the holding of negotiations in connection with the terms of employment or termination thereof, the handling of pension arrangements, insurance funds, providence funds or saving funds, loans to employees, the vesting of  securities and other benefits.

25.	Action pertaining to the compilation of the Company's financial statements, and there certification.

26.
Any claim or requirement filed by a third party that is the subject of loss or damage to a business or to a personal asset, including the loss of utility thereof, resulting from any course of action or an omission relating to the Company or its employees, agents or other people acting on behalf of the Company or purporting to act on behalf of the Company.

27.
Any claim or requirement filed, directly or indirectly, in connection with a full or partial omission by the Company or an office holder, executives or employees of the Company, pertaining to payment, report or documentation of one of the states authorities, external authority, municipal authority and/or any other payment required according to the laws of the state of Israel, including payments due to income tax, sale tax, betterment tax, transfer tax, value added tax, stamp tax, customs, social security, salaries and/or withholding of employees'  salaries and/or any other withholdings, including any kind of interest and increments due to linkage.

28.
Any administrational, public or judicial act, orders, court rulings, claims, demands, letters of demand, instructions, arguments, investigations, procedures and/or notifications regarding disobedience and/or breach of any action by governmental authority and/or other body claiming disobedience to any law, regulation, order, directive, rule, custom, license, guidance, policy and/or ruling by the Company and/or by its office holders, while acting as such.

29.
Failure in procuring insurance and/or risk management. Any claim or requirement in connection with an action or an omission which has led to a failure to commit in the appropriate insurance arrangements and also any matter in connection with negotiations, commitment with insurance and the operations of insurance policies.

30.
Any claim or requirement, in connection with failure to disclose or supply any type of information on time according to the law, or in connection with erroneous or defective disclosure of information to third parties, including to the income tax authorities, value added tax authorities, national security authorities, municipal authorities, ministry of environmental protection, Company's security holders and any other governmental or institutional authority, including pertaining to issuance, distribution, purchase, holding or interest in securities, or any other investment activity involving or influenced by the Company's securities.

31.
Any claim or demand in connection with the distribution including in connection with the acquisition of the shares of the company provided that indemnification for such act does not constitute a breach of any law and any claim or demand in connection with distribution of dividends to the shareholders of the Company.

32.	Any claim or demand filed by purchasers, owners, renters or other holders of assets of the Company for damages or losses pertaining to the use of said assets.

33.
Any claim or demand in connection with any change of the Company's structure or its restructuring, including without derogating from the aforementioned merger, split change in the Company's capital/incorporation of subsidiaries, dissolution or sale to third parties.

34.	Any indemnifiable event and/or action pursuant to the Efficiency of Enforcement Procedures in the Securities Authority Law (Legislation Amendments), 2011.

Any instruction in this Annex pertaining to performance of certain action shall be interpreted as pertaining also to its non-performance, unless the reference in a certain instruction is illogical.

To: ___________	Date:___________

Sirs,

Re: Exculpation Letter

Whereas the Articles of Association of D. Medical Industries Ltd. (hereinafter: the “Company”) permits the Company to exculpate the office holders and directors of the Company; and

Whereas on _________, 2011 the Audit Committee and Board of Directors of the Company resolved to approve the exculpation of the office holders and directors of the Company in accordance with the terms of exculpation detailed herein; and

Whereas on ________, 2011 the general meeting of shareholders of the Company approved the aforementioned resolution; and

Whereas you serve as an Office Holder in the Company;

We hereby inform you that subject to the application laws, the Company retroactively exculpates you from any liability towards it for any damage caused and/or which may be caused to it, if caused or if may be caused, as a result of breach of your duty of care towards it in your acts in good faith and in your capacity as an office holder in the Company.

The aforementioned exculpation from breach of duty of care shall not apply in any proceedings of “counter-claim” of the Company against an office holder in response to a claim of the office holder against the Company, except in the event that the claim of the Office Holder is to preserve mandatory rights pursuant to employment laws in accordance with the laws and/or employment agreement between him and the Company.

In this Exculpation letter:

“Action”
As defined in the Companies Law, including resolution and/or omission and including all actions executed by you prior to the date of this letter, during the period of your service as an Office Holder, employee or proxy of the Company in any other entity in which the Company holds securities, directly or indirectly.

“Office Holder”	According to the definition given to it in the Companies Law, and/or Securities Regulations and including any employee which the Company may decide, from time to time, to grant indemnification.

In witness thereof, the Company's authorized signatories have signed below.

 ___________________________

D. Medical Industries Ltd.

 I hereby accept this letter and I hereby confirm my agreement to be bound by all of its terms.

______________	Date:______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

D. MEDICAL INDUSTRIES LTD.

August 4, 2011

Please sign, date and mail

your proxy card in the

  envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1.
Approval and ratification of the re-appointment of Kesselman & Kesselman LLP., a member of PricewaterhouseCoopers, as the independent auditor of the Company for the period ending at the close of the next annual general meeting and authorization of the board of directors to determine the independent auditor's compensation.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.
Approval of the Standby Equity Purchase Agreement, dated April 16, 2011, between YA Global Investments, L.P., a limited partnership organized and existing under the laws of the Cayman Islands, and the Company.
	☐	☐	☐

3.
Approval of the re-election of each of Messrs. Avraham Eylon and Barry H. Ginsburg as “Class B” directors, to hold office until the close of the annual general meeting to be held in 2014, as set forth in the Company’s Articles of Association and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions therein.
	☐	☐	☐

4.	Approval of the Amended and Restated Articles of Association of the Company in the form attached as Appendix A of the Proxy Statement, effective upon shareholder approval.	☐	☐	☐

5.
Subject to the approval of Item 4 above, approval of the amended indemnification letter agreement between the Company and its officers and directors, in the form attached as Appendix B of the Proxy Statement.
	☐	☐	☐

6.	Approval of amendments to the terms of outstanding warrants of the Company.	☐	☐	☐

7.	Approval of an office-cost allocation arrangement by and among the Company, Biomedix Incubator Ltd., ATI Ashkelon Technological Ltd. and Bio-Cell Ltd.	☐	☐	☐

Do you have a personal interest in the transactions underlying Proposal 4? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 4).	YES ☐	NO ☐

Do you have a personal interest in the transactions underlying Proposal 5? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 5).	☐	☐

Do you have a personal interest in the transactions underlying Proposal 6? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 6).	☐	☐

Do you have a personal interest in the transactions underlying Proposal 7? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 7).	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.   Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

D. MEDICAL INDUSTRIES LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
August 4, 2011

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

 I, the undersigned shareholder of D. Medical Industries Ltd. (the “Company”), do hereby nominate, constitute and appoint Efraim Argaman and Amir Loberman, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.32 per share, of the Company, held in my name on its books as of July 5, 2011, at the Annual General Meeting of Shareholders to be held on August 4, 2011 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

This  proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy will NOT be voted for proposals 4 through 7.  Should  any  other  matter requiring  a  vote  of  the  shareholders  arise,  the  proxies  named  above  are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side)